INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders,
Mercury QA Equity Series, Inc.:


In planning and performing our audits of the financial statements of the Funds of Mercury QA Equity Series, Inc. (the "Series") for the period June 2, 2000 (commencement of operations) to December 31, 2000, on which we have issued our reports on the dates detailed below, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on the Series' internal control.

Funds			Report Date
Mercury QA International Fund	February 12, 2001
Mercury QA Large Cap Core Fund	February 12, 2001
Mercury QA Large Cap Value  Fund  February 12, 2001
Mercury QA Large Cap Growth Fund  February 12, 2001
Mercury QA Mid Cap Fund        	February 12, 2001
Mercury QA Small Cap Fund       February 15, 2001

The management of the Series is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with accounting principles generally accepted in the United States of America. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our consideration of the Series' internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.
A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Series' internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2000.

This report is intended solely for the information and use of management, the Board of Directors and Shareholders of the Series, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte & Touche LLP

February 15, 2001